UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 29, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2022

As of December 31, 2022, our net asset value (“NAV”) per common share is $17.89. This NAV per common share shall be effective until updated by us on or about March 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2022 [1]	September 1, 2022 [1]
ASSETS
Investments, at fair value	$255,465	$213,164
Real estate properties, at fair value	58,517	56,508
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	23,951	8,341
Other real estate investments, at fair value	172,997	148,315
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	78,899	73,293
Current interest receivable	40	40
Other assets	640	617
Total Assets	$335,044	$287,114

LIABILITIES
Accounts payable	$2,063	$2,166
Due to related party	724	401
Dividends payable [2]	51,777	1,082
Settling subscriptions	2	-
Redemptions payable	8,446	7
Total Liabilities	$63,012	$3,656

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 15,206,864 and 13,434,708 shares outstanding, net of offering costs, on December 31, 2022 and September 1, 2022, respectively	$104,033	$117,327
Retained earnings	88,806	56,740
Net adjustments to fair value	79,193	109,391
NET ASSETS	$272,032	$283,458
NET ASSET VALUE PER SHARE, on 15,206,864 and 13,434,708 shares outstanding for the periods ended December 31, 2022 and September 1, 2022, respectively	$17.89	$21.10

[1] Estimated Balance Sheets as of December 31, 2022 and September 1, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before December 31, 2022, that relate to the first quarter of 2023, or dividends payable that were declared before September 1, 2022, that relate to the fourth quarter of 2022.

On January 3, 2023, the Company announced that its NAV as of December 31, 2022 is $17.89 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. In connection with our merger in 2022, our Manager engaged an appraiser to provide a positive assurance opinion of value over all of our and the Target eREIT’s commercial real estate assets and investments. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2023, the per share purchase price of our Common Shares will be $17.89 per share, as the per share purchase price shall be equal to the then-current NAV per common share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016, to December 31, 2022.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89

Share Redemption Plan Status

For the quarter ended December 31, 2022, we expect to redeem approximately 477,000 common shares pursuant to our share redemption plan.

Update to January 2023 Distribution

On December 29, 2022, we announced a daily distribution of $0.0012328767 per share (the “January 2023 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2023 and ending on January 31, 2023. As of January 1, 2023, the January 2023 Daily Distribution Amount equates to approximately 2.52% on an annualized basis calculated at the current rate, assuming a $17.89 per share purchase price.

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) macroeconomic headwinds and rising interest rates which resulted in slightly higher cap rates across the portfolio.

While many of the residential assets continued to experience rent growth, these were generally outpaced by continued interest rate increases, leading to cap rate expansion. However, the majority of the assets continue to perform as expected and are progressing through their respective business plans. We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.

NAV Distribution

In order to comply with real estate investment trust distribution requirements, the Manager of the Company declared a distribution of $3.1881465200 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The Additional December 31, 2022 Dividend will be payable to shareholders of record as of the close of business on December 31, 2022 and is scheduled to be paid prior to January 21, 2023.  The aggregate amount of the Additional December 31, 2022 Dividend is proceeds from property sales in 2022 and will be approximately $50,000,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE Equity REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      January 3, 2023